SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                COHO ENERGY, INC.
                       ----------------------------------
                                (Name of issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of class of securities)

                                    19248110
                                 --------------
                                 (CUSIP Number)

                            Peter R. Vogelsang, Esq.
                        Morgan Stanley & Co. Incorporated
                           1221 Avenue of the Americas
                            New York, New York 10020
                            Tel. No.: (212) 703-4000
             -------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 12, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                  This Amendment No. 3 amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 19, 1994, by (i) The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership ("MSLEF II"), (ii) Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation and the general partner of MSLEF II ("MSLEF II, Inc."), (iii) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("MSDWD & Co."), (iv) Quinn Oil Company Ltd., a Texas limited partnership ("Quinn Oil"), and (v) Carl S. Quinn, general partner of Quinn Oil ("Mr. Quinn") (collectively, the "Filing Persons"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Issuer").


Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Coho Energy, Inc. (the "Issuer"). The Issuer is a Texas corporation and has its principal executive offices located at Suite 860, 14785 Preston Road, Dallas, Texas 75240.


Item 2.   Identity and Background.

         (a) The names of the persons filing this statement are (i) The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership ("MSLEF II"), (ii) Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation and the general partner of MSLEF II ("MSLEF II, Inc."), (iii) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW & Co.") (formerly called Morgan Stanley, Dean Witter, Discover & Co.), (iv) Quinn Oil Company Ltd., a Texas limited partnership ("Quinn Oil"), and (v) Carl S. Quinn, general partner of Quinn Oil ("Mr. Quinn"; collectively, the "Filing Persons").


Item 5.  Interest in Securities of the Issuer.

                  (a) On May 12, 1998, (i) MSLEF II sold 1,350,440 shares of Common Stock and (ii) Quinn Oil sold 134,744 shares of Common Stock at a price per share of $7.00 to Energy Investment Partnership No.1.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1998                   THE MORGAN STANLEY LEVERAGED
                                         EQUITY FUND II, L.P.

                                      By Morgan Stanley Leveraged Equity
                                          Fund II, Inc., as general partner


                                      By   /s/ Howard I. Hoffen
                                         -----------------------------------
                                         Name:  Howard I. Hoffen
                                         Title:  Authorized Signatory


                                      MORGAN STANLEY LEVERAGED
                                         EQUITY FUND II, INC.


                                      By  /s/ Howard I. Hoffen
                                         -----------------------------------
                                         Name:  Howard I. Hoffen
                                         Title:  Authorized Signatory


                                      MORGAN STANLEY DEAN WITTER, & CO.



                                      By   /s/ Peter R. Vogelsang
                                         -----------------------------------
                                         Name: Peter R. Vogelsang
                                         Title:  Authorized Signatory

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1998                  QUINN OIL COMPANY LTD.


                                     By /s/ Carl S. Quinn
                                        -----------------------------------
                                        Name: Carl S. Quinn
                                        Title: General Partner


                                          /s/ Carl S. Quinn
                                       -----------------------------------
                                       Carl S. Quinn